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**AH 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03014435

FACING PAGE

SEC FILE NUMBER

8- 5 3 4 7 1

RECEIVED

FEB. 2 8 2003

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JEFFERIES/QUARTERDECK LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 SANTA MONICA BOULEVARD, 10TH FLOOR

(No. and Street)

LOS ANGELES   CALIFORNIA   90025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIRGINIA M. REDDING   (203) 708-5990

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000   LOS ANGELES, CA 90071-1568

(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _VIRGINIA M. REDDING_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_JEFFERIES/QUARTERDECK LLC_____, as of

_DECEMBER 31_____, 19_2002_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

_____
Signature

CHIEF FINANCIAL OFFICER
Title

MERRIL KAY RUDECZKA
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2003

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Member
Jefferies/Quarterdeck, LLC:

We have audited the accompanying statement of financial condition of Jefferies/Quarterdeck, LLC (the Company) as of December 31, 2002, and the related statements of earnings, changes in member's equity and cash flows for the year then ended These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies/Quarterdeck, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

January 24, 2003

JEFFERIES/QUARTERDECK, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash on deposit at Jefferies & Company, Inc.	$	415,760
Other assets		44,805
Total assets	$	460,565

Liabilities and Member's Equity

Due to affiliate	$	76,218
Total liabilities		76,218
Member's equity:		
Member's capital		400,000
Accumulated deficit		(15,653)
Total member's equity		384,347
Total liabilities and member's equity	$	460,565

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Earnings

Year ended December 31, 2002

Revenues:		
Interest	$	6,523
Total revenues		6,523
Expenses:		
Other		25,413
Total expenses		25,413
Net loss	$	(18,890)

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2002

		Member's capital	Retained Earnings	Total member's equity
Balance, December 31, 2001	$	400,000	3,237	403,237
Net loss		—	(18,890)	(18,890)
Balance, December 31, 2002	$	400,000	(15,653)	384,347

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(18,890)
Changes in assets and liabilities:		
Decrease in securities owned		401,686
Increase in other assets		(44,805)
Increase in due to affiliate		70,218
		427,099
Net cash provided by operating activities		408,209
Cash and cash equivalents at beginning of period		7,551
Cash and cash equivalents at end of period	$	415,760

See accompanying notes to financial statements.

JEFFERIES/QUARTERDECK, LLC

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

Jefferies/Quarterdeck, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company was set up as a Delaware limited liability company in 2001 and Jefferies & Company, Inc. provided the initial capital funding. The Company changed its name from Jefferies Partners Opportunity Fund VII, LLC on March 18, 2002. The objective of the Company is to participate in offerings and provide research coverage of the aerospace and defense industries.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities owned are valued at market, and unrealized gains or losses are reflected in revenues from principal transactions.

Fair Value of Financial Instruments

The Company's financial instruments, consisting of cash, are carried at fair value.

Use of Estimates

Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Company's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

(2) Related Party Transactions

Included in capital is an investment in the Company by Jefferies & Company, Inc. of $400,000.

Due to affiliate represents amounts payable to Jefferies & Company, Inc. for reimbursement of general and administrative expenses paid on behalf of the Company.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Company had net capital of $339,542, which was $89,542 in excess of required net capital.

Schedule 1

JEFFERIES/QUARTERDECK, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2002

Net capital:		
Total member's equity	$	384,347
Deduct:		
Nonallowable assets		44,805
Net capital		339,542
Less net capital requirement		250,000
Net capital in excess of requirement	$	89,542

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2002, as computed by Jefferies/Quarterdeck, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 24, 2003, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

REPORT ON INTERNAL CONTROL

The Member
Jefferies/Quarterdeck, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Jefferies/Quarterdeck, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 24, 2003